QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
Statement of Computation of Ratio of Earnings to Fixed Charges(1)

	Six months ended April 30, 2003	Fiscal Year Ended October 31,
		2002	2001	2000	1999	1998
	(In millions, except ratios)
Earnings from continuing operations:
Earnings (loss) from continuing operations before cumulative effect of change in accounting principle and taxes(2)	$1,536	$(1,021)	$791	$4,625	$4,194	$3,694
Adjustments:
Minority interest in the income of subsidiaries with fixed charges	11	7	10	4	14	4
Undistributed loss (earnings) of equity investees	12	46	(30)	(52)	6	7
Fixed charges from continuing operations	327	439	440	398	332	355

	$1,886	$(529)	$1,211	$4,975	$4,546	$4,060

Fixed charges from continuing operations:
Interest expense and amortization of debt discount and premium on all indebtedness	$173	$255	$285	$257	$202	$235
Interest included in rent	154	184	155	141	130	120

Total fixed charges from continuing operations	$327	$439	$440	$398	$332	$355

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	5.8x	$(968)	2.8x	12.5x	13.7x	11.4x

(1)
We computed the ratio of earnings to fixed charges by dividing earnings (earnings from continuing operations before cumulative effect of change in accounting principle and taxes, adjusted for fixed charges from continuing operations, minority interest in the income of subsidiaries with fixed charges and undistributed earnings or loss of equity method investees) by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount or premium on all indebtedness, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.

(2)
We restated earnings (loss) from continuing operations before cumulative effect of change in accounting principle and taxes for the effects of adopting SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." HP adopted SFAS No. 145 effective November 1, 2002 and reclassified the gains on the early extinguishment of its debt and related taxes that were previously recorded in the Consolidated Condensed Statement of Earnings as an extraordinary item to (losses) gains on investments and other, net and provision for taxes, respectively.

QuickLinks

  Exhibit 12
HEWLETT-PACKARD COMPANY AND SUBSIDIARIES Statement of Computation of Ratio of Earnings to Fixed Charges(1)